June 7, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:      Robert Babula
Karl Hiller
Office of Energy & Transportation

Re:    Kinder Morgan, Inc.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed February 8, 2023
File No. 001-35081
Ladies and Gentlemen:
In this letter, we set forth our response to the comment contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated May 24, 2023, with respect to the above-referenced filing. For your convenience, we have repeated in bold type the comment exactly as set forth in the May 24 comment letter. Our response is set forth immediately below the text of the comment.
Form 10-K for the Fiscal Year ended December 31, 2022
Management’s Discussion and Analysis
Results of Operations
Overview, page 39
1.We have read your response to prior comment one and the disclosures provided in your Form 10-Q for the quarter ended March 31, 2023, which you indicate would more thoroughly address your consolidated results of operations. However, your commentary on consolidated revenues on page 30 is limited to the statement “Revenues decreased $405 million in 2023 compared to 2022. The decrease was primarily due to lower commodity sales driven by lower commodity prices and volumes.”
We note that your commodity sales are comprised of both natural gas sales and product sales, which declined $425 million and $223 million, respectively, in the first quarter compared to the same quarter of the prior fiscal year. We understand that

United States Securities and Exchange Commission
Division of Corporation Finance
June 7, 2023

the actual decline in commodity sales of $648 million was offset by a $227 million positive adjustment for derivatives, although this was not mentioned in your disclosure.
We believe that you should separately discuss and analyze the changes in material components of revenues, including your natural gas sales, product sales, and derivative adjustments. Item 303(b) of Regulation S-K requires that where financial statements reflect material changes from period-to-period in one or more line items, including offsetting changes within a line item, that you describe the underlying reasons for the material changes in both quantitative and qualitative terms.
Please expand your discussion and analysis to address revenues, cost of sales, and operations and maintenance expense on a consolidated basis, including details that are responsive to the requirements referenced above, and the requirements referenced previously. We reissue prior comment one.
We acknowledge the Staff’s comment. We will, in future quarterly and annual reports, expand the discussion of our consolidated results to address revenues, cost of sales, and operations and maintenance expense, including details that are responsive to the requirements referenced in the Staff’s comment. Below is an example of such expanded disclosure based on our results for the first quarter of 2023.

Our consolidated revenues include fees for transportation and other midstream services that we perform. Fluctuations in our consolidated service revenue largely reflect changes in volumes and/or in the rates we charge. Our consolidated costs of sales and revenues also include purchases and sales of natural gas and products (which means, collectively, NGL, crude oil, CO2 and transmix) and related derivative activity. Our consolidated sales revenue will fluctuate with commodity prices and volumes, and the associated costs of sales will usually have a commensurate and offsetting impact, except for the CO2 segment, which produces, instead of purchases, the crude oil and CO2 it sells. Additionally, fluctuations in revenue and costs of sales may be further impacted by gains or losses from derivative contracts that we use to manage our commodity price risk.

Below is a discussion of significant changes in our Consolidated Earnings Results for the comparable three-month periods ended March 31, 2023 and 2022:
Revenues
Revenues decreased $405 million in 2023 compared to 2022. The decrease was primarily due to lower natural gas and product sales of $425 million and $223 million, respectively, driven primarily by lower commodity prices and, to a lesser extent, lower volumes, partially offset by the impact of derivative contracts used to hedge commodity sales of $227 million, which includes both realized and unrealized gains and losses from derivatives. The impact on our sales margin of these decreases in revenue was offset by corresponding decreases in our costs of sales as described below under “Operating Costs, Expenses and Other—Costs of sales.”

United States Securities and Exchange Commission
Division of Corporation Finance
June 7, 2023

Operating Costs, Expenses and Other
Costs of sales
Costs of sales decreased $679 million in 2023 compared to 2022. The decrease was primarily due to lower costs of sales for natural gas and products of $403 million and $125 million, respectively, driven primarily by lower commodity prices and, to a lesser extent, lower volumes. Costs of sales was further reduced by the impacts of derivative contracts used to hedge commodity purchases of $144 million, which includes both realized and unrealized gains and losses from derivatives.
Operations and Maintenance
Operations and maintenance increased $54 million in 2023 compared to 2022. The increase was primarily due to higher labor, materials and supplies, services and fuel costs related to greater activity levels and inflation.

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9895

Very truly yours, Kinder Morgan, Inc.

By:	/s/ David P. Michels
David P. Michels
Chief Financial Officer

cc:	Catherine James
Kinder Morgan, Inc.

Robert R. Keehan
PricewaterhouseCoopers LLP

Troy Harder
Bracewell LLP